EXHIBIT 99.1

Press Release

For More Information, Call: Cynthia Davis  (312) 827-8553

For Immediate Release
11/9/04

EASTERN AMERICAN NATURAL GAS TRUST DECLARES QUARTERLY DIVIDEND

Charleston, West Virginia, November 9, 2004 — EASTERN AMERICAN NATURAL GAS TRUST (NYSE-NGT) today announced that its estimated distributable income for the quarter ended September 30, 2004 is $.4829 per Depositary Unit.  Based on the amount of distributable income for the quarter, the Trust anticipates that it will make a cash distribution on or before December 15, 2004 of $.4829 per Depositary Unit to holders of record as of the close of business on November 30, 2004.

Eastern American Natural Gas Trust is a grantor trust, which presently holds net profit interests in approximately 672 producing gas wells located in West Virginia and Pennsylvania.

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For further information, contact:

Cynthia Davis, (312) 827-8553

The Bank of New York, as Successor Trustee